

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 12, 2008

Joy Gibbons
President and CEO
International Paintball Association, Inc.
2000 Wadsworth Boulevard, PMB 179
Lakewood, CO 80214

Re: International Paintball Association, Inc.
     Registration Statement on Form 10
     Filed October 16, 2008
     File No. 000-53464

Dear Ms. Gibbons:

We have reviewed the non-financial statement disclosure in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

Forward Looking Statements

2. Please remove this language here. It also appears before the risk factors.

Business

General

3. We note your disclosure that your Company was formed for the purpose of providing facilities, services and products in connection with paintball sport activities. Please briefly explain what paintball sport activities are.

4. Please also include here that you had no revenues and your net loss for the most recent audited period and interim stub to provide a financial snapshot of your company.

5. Please also disclose that your auditor has issued a going concern opinion. Revise also to add a risk factor with this information as well.

6. Please revise this section to more fully discuss your operating history. We note in this regard that your financial statements indicate you generated revenues between inception and December 31, 2005. Refer to Item 101(h) of Regulation S-K.

7. Please refer to the last paragraph of this section. Please revise to delete the reference to "this offering" or advise.

Description of Business Plan

8. In the opening paragraph of this section, please indicate that there can be no guarantee that you will become the governing body of Paintball play.

9. You indicate that you hope to become a sanctioning body of professional, semi-professional and amateur paintball leagues and play. Are there currently any professional or semi-professional paintball players or leagues?

10. Revise to remove or elaborate on descriptions of your plans which are subjective and cannot be measured. Examples include your disclosure that you plan to become a "unifying force" in the sport of paintball. What does "unifying force" mean? Other examples include "[a]ccess to brand strategy" and "we intend to develop prestige and benefits of membership with value in and of itself."

11. Revise substantially to remove vague aspirations about your plans and to discuss in concrete terms and chronologically each material step you expect to take in order to become operational and begin generating revenues. To the extent you

discuss future business plans or strategies, please add disclosure about the implementation costs, the source of the funds, and the potential timelines for implementing such plans or strategies. For example, timelines and budgets for the completion of your website, development of your product and service lines, advertising, marketing and sales strategy should be included. To the extent you do not have financing available to implement a step in your plan, please make that clear. Please also similarly revise your Plan of Operations section. We also offer some additional guidance in our comments below.

12. We note your statement that you "intend to attempt to become the governing body of Paintball play." Please discuss how you intend to accomplish this. Discuss the process for becoming a governing body and how one becomes "recognized" as an official governing body. What is the anticipated timeframe for gaining such recognition? To what extent is your business plan contingent on gaining status as the recognized governing body? Discuss any current businesses that are acting as governing bodies with which you may compete.

International Paintball Association's Proposed Lines of Business

13. Discuss how you will aid in the creation of "farm teams." What does this mean? How will this start up be financed?

Product Based Business

14. We note your disclosure that you are currently seeking proposed agreements with product manufacturers and distributors. Please discuss what stage the discussions are in and your expected timeline, if known, for completing an agreement. Do you anticipate licensing arrangements with the suppliers of your products? It appears that you have some products already available for sale on your website. Do you manufacture these products yourself, or do you rely on third party suppliers?

Services

15. Discuss the status of your efforts to provide tournament and league sanctioning and management. What is the timeframe for implementing your efforts?

Proposed Marketing Services

16. Discuss how you propose to establish a "unified, national, and even international brand."

Proposed Tournament League Sanctioning and Management

17. We note your disclosure that you have test marketed tournament events. Please provide more detail of what you did to test market. Discuss the results of your test marketed tournament events. Explain in more detail the methods by which you intend to organize various paintball events. How do you intend to create affiliations with parks and facilities?

Spectator Revenue Goal

18. Discuss your plans, if any, to obtain owned or managed facilities. What is the expected timeframe? Do you anticipate material capital expenditures to acquire such facilities?

Competitive Strengths

19. Please clarify throughout, as it is disclosed under "Competition," that there currently are other paintball associations. Are you aware of other entities that are trying to become the governing body, as you are?

Pricing Strategy

20. Please provide the market price ranges for the products and services you anticipate selling.

Promotion Strategy

21. Please revise to state that it is your belief that your target market prefers to obtain its information electronically.

Sales Strategy

22. Please clarify that you currently do not have any brand awareness.

Competition in the Product Segment

23. Please clarify that you currently are not competing with these retailers because you currently do not have operations.

Risk Factors

We Are a Development Stage Business Which is Highly Risky

24. Please add risk factors to discuss the following risks: your accountant has issued a going concern opinion; you have incurred net losses; and that you may not be able to absorb the costs of being a public company.

Dependence Upon Outside Contractors or Advisors, Who May Not Be Available When Needed, or Upon Reasonable Terms

25. Please revise to indicate whether you currently have agreements with contractors upon which you are dependent. If you do not currently have agreements, consider deleting this risk factor as it appears to discuss a generic risk that applies to all companies.

We May Be Exposed to Risks of Borrowing . . . .

26. We note you disclose on your Balance Sheet dated June 30, 2008 $456,500 of notes payable. Revise this risk factor to discuss any risks associated with these notes payable or advise.

Critical Accounting Policies

27. You state that you have identified critical accounting policies; however there do not appear to be any critical accounting policies identified or discussed in this section. Please revise or advise.

Plan of Operation with 12 Month Budget and Quarterly Goals

28. Please balance your disclosure to indicate that you may not be able to raise this capital.

29. Refer to the second paragraph. Please revise to explain what you mean when you say you used existing management resources to structure a marketing plan and complete brand strategy. What resources are you referring to?

Need for Additional Financing

30. Please clarify the statement "[o]nce exploration commences, our needs for additional financing is likely to increase substantially."

31. Please revise to clarify here that there is no guarantee that you will be able to obtain the additional financing.

Results of Operations for Years Ended December 31, 2007 and 2006

32. Revise this discussion to explain the reasons for material changes in your results of operations from 2006 to 2007. You indicate the decrease in operating expense was "related to the scaling back of operations to match available resources and to stay focused on the business plan and within budgeted levels of expenditures." What do you mean by this? Explain why these results changed. For instance, you disclose that you reduced directors' fees by $49,000 (93%). Discuss why the amount of fees paid declined so dramatically. Other examples include the $65,971 (28%) reduction in professional service fees and an increase in interest expense of $15,268 (53%). Refer to Instruction 4 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources

33. We note that you have accrued significant amounts of accounts payable and notes payable. Revise this section to discuss any anticipated cash flows necessary to meet your outstanding obligations and the expected sources of cash. Do you intend to utilize proceeds from the anticipated private placement to satisfy outstanding liabilities? Refer to Item 303(a)(1) of Regulation S-K.

Item 3. Properties

34. We note your disclosure that you "do not currently pay monthly rent" for the use of your headquarters office. However, you disclose in your Notes to Financial Statements that you lease office space from an officer for $800 per month "plus costs." Please clarify.

Biographical Information of Officers & Directors

35. Please limit the background information to the requirements of Item 401(e)(1) of Regulation S-K and eliminate marketing language. For example, statements such as "successful leadership" and "guiding the company through high growth" are beyond the scope of Item 401(e)(1).

Mr. Jeff Compton

36. Please revise to conform to the requirements of Item 401(e)(1) of Regulation S-K.

Executive Compensation

37. Explain your disclosure that "no officer received compensation during the last three fiscal years." We note the stock awards in the table.

38. Please label the table Summary Compensation Table.

39. Revise the Summary Compensation table to provide totals for each officer's compensation. Further revise to add a footnote discussing the $6,250 in other compensation received by your CFO in 2008.

40. With respect to the stock awards column, clarify by footnote or otherwise to the assumptions made in the valuation. Refer to Item 402(n)(2)(v) and (vi) and Instruction to those items. Similarly revise your Director Compensation table in regards to the stock awards column. Refer to Instruction to Item 402(r), which refers you to the Instruction to Item 402(n)(2)(v) and (vi).

Director Compensation

41. Revise the Director Compensation table to provide totals for each director's compensation. Revise further to indicate whether your directors received compensation during 2007.

42. Please elaborate on the compensation arrangements for directors. We note your disclosure that you pay directors $500 for meeting attendance; however several directors received compensation amounts that do not appear to reconcile with a $500 per meeting calculation. Please revise or advise.

Item 7. Certain Relationships and Related Transactions

43. Disclose here the arrangement by which you lease office space from one of your officers or advise. Refer to Item 404(a) and (d) of Regulation S-K.

44. We note your disclosure in Note 2 to the Financial Statements that you have several consulting arrangement with various officers and other related parties. Disclose the nature of the consulting arrangements here or advise.

45. We note your disclosure of $208,833 in accrued accounts payable to related parties in your Balance Sheet dated June 30, 2008. Disclose the nature of the accounts payable here or advise.

Recent Sales of Unregistered Securities

46. We note your disclosure that you sold common stock in private placement transactions in reliance on Rule 506 of Regulation D. Clarify the date or dates of the offering(s). Tell us how such shares were offered and how you determined that these investors were "accredited investors." Discuss how you received assurance that non-accredited purchasers, if any, met the requirements of Rule 506(b)(2)(ii).

47. Revise to indicate the consideration received by the company in return for the issuance of shares. If securities were sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you. Refer to Item 701(c).

48. We do not find any of the Forms D to have been filed in connection with these offering(s). Please advise.

Age of Financials

49. Please consider the updating requirements.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3210 with questions regarding the non-financial statement disclosures and related matters.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (303) 237-1661
        Joy Gibbons